ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

October 1, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

ICON plc (the “Company”) acknowledges your letter dated August 16, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2011 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 2, 2012.  On August 24, 2012, the Company submitted a response to the Comment Letter.  The Company subsequently received a telephone call from Sasha Parikh on September 18, 2012 which outlined a follow up question to the response submitted by the Company on August 24, 2012.  This question was confirmed on a subsequent telephone call with Gus Rodriguez on September 20, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States

For your convenience, we have reproduced the question put forward on the telephone call of September 18, 2012 (in bold) immediately before the Company’s response.  Unless otherwise indicated, all references to page numbers in the Company’s responses below refer to page numbers in the Annual Statement, a copy of which was previously filed with the Commission.

1. This comment refers to your response 5 and 6 in which you indicate that you recorded a liability of $40.6 million and $12.4 million related to the fair value of the contingent consideration for your Firecrest Clinical and Oxford Outcomes acquisitions respectively.  However in the revised tables provided in the response you do not separately show the contingent liability as a component of your net asset acquired.  It appears that this amount is included in the goodwill balance which would not be appropriate under ASC805-30-30-7D.  Please revise your proposed disclosure to separately present contingent liabilities from goodwill.   In addition please revise your table reconciling the opening and closing balance of goodwill accordingly.

RESPONSE:

The Company proposes to include the following revised disclosure in future filings for the goodwill rollforward table:

	December 31, 2011	December 31, 2010
	(in thousands)
Opening goodwill	175,860	173,568
Current period acquisitions	27,154	842
Acquisition related contingent consideration (a)	56,502	2,663
Prior period acquisitions	-	2,539
Foreign exchange movement	(6,123)	(3,752)
Closing goodwill	253,393	175,860

(a) 2011 represents contingent consideration from the Firecrest Clinical and Oxford Outcomes acquisitions, while 2010 represents contingent consideration from the Timaq Medical Imaging acquisition.

The Company proposes to include the following revised tables in future filings relating to the acquisitions of Firecrest Clinical and Oxford Outcomes:

The acquisition of Firecrest has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

July 14 2011
(in thousands)
Property, plant and equipment	$687
Goodwill*	48,073
Intangible asset – technology asset	11,169
Intangible asset – customer relationships	5,243
Intangible asset – order backlog	1,172
Intangible asset - trade name	1,357
Cash and cash equivalents	1,965
Other current assets	3,713
Deferred tax liability	(2,367)
Other liabilities	(2,521)
Liability arising from contingent consideration arrangement	(44,028)
Net assets acquired	$24,463

Cash consideration	$24,463
Contingent consideration	44,028
Amount of total consideration	68,491
Liabilities included in preliminary purchase price allocation	(44,028)
Net assets acquired	$24,463
* Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductable.

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed:

January 14 2011
(in thousands)
Property, plant and equipment	$490
Goodwill*	35,583
Intangible asset – customer relationships	6,648
Intangible asset – order backlog	618
Cash and cash equivalents	6,335
Other current assets	6,792
Deferred tax liability	(2,003)
Other liabilities	(2,128)
Liability arising from contingent consideration arrangement	(12,474)
Net assets acquired	$39,861

Cash consideration	$27,585
Working capital adjustment	6,383
Put and call option	5,893
Contingent consideration	12,474
Amount of total consideration	52,335
Liabilities included in preliminary purchase price allocation	(12,474)
Net assets acquired	$39,861
* Goodwill represents the cost of an established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation and is not tax deductible.

We believe that we have fully responded to your comment.  However, if you have any questions about our response to your comment or require further explanation, please do not hesitate to call me at (011)- 353-1-291-2000 or Brian Kelleher of Cahill Gordon at (212) 701-3447.

Sincerely, ICON plc By: /s/ Brendan Brennan Brendan Brennan Chief Financial Officer

Cc:          William M. Hartnett
Brian Kelleher

3